UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

Cott Corporation
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

22163N106
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 9, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 22163N106

1	NAME OF REPORTING PERSON CRESCENDO PARTNERS II, L.P., SERIES I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 339,426
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 339,426
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 339,426
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 22163N106

1	NAME OF REPORTING PERSON CRESCENDO INVESTMENTS II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 339,426
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 339,426
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 339,426
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 22163N106

1	NAME OF REPORTING PERSON ERIC ROSENFELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,190,232
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,190,232
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,190,232
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 22163N106

1	NAME OF REPORTING PERSON GREGORY MONAHAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 52,027
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 52,027
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,027
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 22163N106

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed by the undersigned.  This Amendment No. 3 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows.

The aggregate purchase cost of the 339,426 Shares owned by Crescendo Partners II is approximately $909,662, including brokerage commissions.  The Shares owned by Crescendo Partners II were acquired with partnership funds.

Mr. Rosenfeld directly owns 850,806 Shares that consist of Shares awarded to him in his capacity as director of the Issuer and Shares received from Crescendo Partners II as part of an in-kind distribution to limited partners of Crescendo Partners II for no additional consideration.

Mr. Monahan beneficially owns 52,027 Shares that consist of Shares awarded to him in his capacity as director of the Issuer and Shares received from Crescendo Partners II as part of an in-kind distribution to limited partners of Crescendo Partners II for no additional consideration.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 94,750,120 Shares outstanding, which is the total number of Shares reported to be outstanding as of March 18, 2011, in the Issuer’s Proxy Statement in connection with its 2011 annual meeting of stockholders, as filed with the Securities and Exchange Commission on April 1, 2011.

As of the date hereof, Crescendo Partners II beneficially owns 339,426 Shares, constituting less than 1% of the Shares outstanding.  As the general partner of Crescendo Partners II, Crescendo Investments II is deemed to beneficially own the 339,426 Shares owned by Crescendo Partners II, constituting less than 1% of the Shares outstanding.  As the managing member of Crescendo Investments II, which in turn is the general partner of Crescendo Partners II, Mr. Rosenfeld is deemed to beneficially own the 339,426 Shares owned by Crescendo Partners II, constituting less than 1% of the Shares outstanding.  Mr. Rosenfeld has sole voting and dispositive power with respect to the 339,426 Shares owned by Crescendo Partners II by virtue of his authority to vote and dispose of such Shares.  Crescendo Investments II and Mr. Rosenfeld disclaim beneficial ownership of the Shares held by Crescendo Partners II, except to the extent of their pecuniary interest therein.

Mr. Rosenfeld owns directly 850,806 Shares, constituting less than 1% of the Shares outstanding.  Mr. Rosenfeld has sole voting and dispositive power with respect to such Shares.

Mr. Monahan owns directly 52,027 Shares, constituting less than 1% of the Shares outstanding.  Mr. Monahan has sole voting and dispositive power with respect to such Shares.  Mr. Monahan as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, is deemed the beneficial owner of the Shares beneficially owned by the other Reporting Persons.  Mr. Monahan disclaims beneficial ownership of such Shares.

Item 5(c) is hereby amended and restated to read as follows:

Schedule A annexed hereto lists all transactions in the Shares during the past sixty days by the Reporting Persons. All of such transactions were effected in the open market, except as otherwise noted.

Item 5(e) is hereby amended and restated to read as follows:

As of May 9, 2011, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

CUSIP NO. 22163N106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2011	CRESCENDO PARTNERS II, L.P., SERIES I
	By:	Crescendo Investments II, LLC
General Partner

	By:	/s/ Eric Rosenfeld
		Name:	Eric Rosenfeld
		Title:	Managing Member

CRESCENDO INVESTMENTS II, LLC

By:	/s/ Eric Rosenfeld
	Name:	Eric Rosenfeld
	Title:	Managing Member

/s/ Eric Rosenfeld
ERIC ROSENFELD

/s/ Gregory Monahan
GREGORY MONAHAN

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

CRESCENDO PARTNERS II, L.P., SERIES I

(45,000)	8.6486	05/06/2011
(5,382,029)#		05/09/2011
(133,333)	8.4973	05/09/2011
(66,667)	8.4710	05/10/2011

ERIC ROSENFELD

7,611*		05/06/2011
783,486**		05/09/2011
(66,667)	8.4973	05/09/2011
(33,333)	8.4710	05/10/2011

GREGORY MONAHAN

7,611*		05/06/2011
277**		05/09/2011

# Shares distributed by Crescendo Partners II, L.P. as part of an in-kind distribution to its limited partners for no additional consideration.
* Shares awarded as compensation for service on the Board of Directors of the Issuer.
** Shares received from Crescendo Partners II, L.P. as part of an in-kind distribution to limited partners of Crescendo Partners II, L.P. for no additional consideration.